UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 12, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony meets its annual production guidance; continues to “Mine with Purpose”

Johannesburg, Tuesday, 12 July 2022. Peter Steenkamp, chief executive officer of Harmony Gold Mining Company Limited (“Harmony” and/or “the Company), reflects on the Company’s past financial year, which ended on 30 June 2022 (“FY22”).

“FY22 has been a year in which Harmony has again shown its ability to turn headwinds into opportunities. Not only did we meet our annual production guidance, but we took a bold step forward on our decarbonisation journey. We finished this financial year on the front foot, confident and with good momentum. Our brownfield and greenfield pipeline, alongside the renewable energy projects will ensure continued value creation for our shareholders and stakeholders.”

Safety and health

As we reflect on the past 12 months, it is encouraging how all Harmonites have embraced a culture of safety across all operations. Our cultural transformation journey, called Thibakotsi, continues throughout Harmony. We have integrated this humanistic approach with the various systemic controls already in place (such as the optical character recognition system, our work note tool, the Syncromine planning and information coupling software or the missing person’s locator), to ensure not only high-quality data and controls are at our disposal, but that we have the right safety culture throughout the Company. Achieving our goal of zero harm requires that every employee avoids complacency and takes a proactive approach to risk. Doing so will result in changing the hearts, actions and minds of all our employees.

We have achieved some extraordinary safety milestones as a company and indeed as an industry. Traditional high-risk agencies such as falls of ground and rail-bound equipment both demonstrated significant improvements. We are seeing an increase in white flag (accident-free) days and, for the first time in our history, had a loss-of-life-free January and February this calendar year. We have also seen our lost time injury frequency rate (“LTIFR”) trend below six per 1 million shifts for three consecutive quarters. Our safety journey, however, requires each one of us to remain vigilant and alert to our surroundings while not being afraid to exercise our right to refuse entry to a place of work if deemed unsafe.

Despite our progress, we have only been on our journey to embed a proactive safety culture for a short while. A tragic reminder that more needs to be done was having 13 of our colleagues lose their lives during the course of FY22. Loss-of-life prevention in the workplace remains our foremost priority and each such loss weighs heavily on our shoulders. Each person in Harmony is required to be a leader in safety. It is up to each of us to influence one another and change our behaviour to avoid further tragedy and ensure no further lives are lost. I continue to believe that it is possible to conclude a year without any incidents.

Harmony’s five values are Safety, Accountability, Honesty, Connectedness and Achievement. We encourage all our employees to adopt these values, not only in the workplace but also in their everyday life. Arriving at work engaged, energized and with a duty to care for yourself and those around you will ensure we reach our goal of zero loss of life.

Employee health is fundamental to Harmony as we care for and empathise with our people and host communities. As we exit the Covid-19 pandemic, we have a duty to ensure the continued health and well-being of our people. Over 85% of our employees voluntarily received a double Covid-19 vaccination and we encourage everyone to get the booster, particularly those at higher risk. In addition, other diseases such as HIV/AIDS, tuberculosis and silicosis continue to receive the full attention of our medical team to ensure a healthy workforce.

A quality and diversified gold equity story

Harmony’s risk-based approach to creating a sustainable company through responsible stewardship, operational excellence, value-accretive acquisitions and capital allocation is aimed at creating returns in the medium to long term. We have improved the quality of our portfolio and diversified our revenues across three key areas, namely:

•South Africa underground assets
•South Africa surface (low risk, high margin, long-life) assets, and
•International (Papua New Guinea) operations

Our low-risk South African surface retreatment business continues to be a meaningful contributor to production and cash flow. With the necessary regulatory approvals in hand, we are also able to proceed with the Kareerand tailings expansion project at Mine Waste Solutions in the Vaal River area.

The South African underground assets have performed well amidst tough operating conditions. We are in the process of finalising our operational plans for financial year 2023. Capital allocation aimed at creating strong returns remain key. This includes weighing up investing in lower risk assets versus spending capital on mines and/or projects that we do not believe will be able to realise meaningful returns in the current economic environment. We will give a comprehensive update on our capital expenditure plans on the 30th of August 2022 as part of the release of our FY22 financial results. We continue to manage our costs aggressively while our other key brownfield projects are progressing as planned.

In Papua New Guinea (“PNG”), our Hidden Valley mine resumed full production after the overland belt failure in January 2022. This strategically important asset performed well in the fourth quarter, with good prospects for the new financial year. We continue to progress the Special Mining Lease for the Tier 1 copper-gold Wafi-Golpu project. The negotiating team for the Wafi-Golpu Joint Venture continues to engage with the PNG State Negotiating Team and we hope to reach an agreement soon.

I commend all our hard-working and dedicated employees across the globe for helping us achieve our production targets.

Bidding farewell to Bambanani – a stalwart in South African mining

At our interim results earlier this year, Harmony announced that it has taken the decision to close the Bambanani mine near Welkom in the Free State at the end of FY22. This mine, established over 50 years ago, has been an excellent example of Environment, Social and Governance (ESG) in action, which translated into value for all involved. Harmony extended the life of mine by over 20 years, thereby maintaining jobs and distributing wealth to the surrounding communities. We have illustrated our commitment to safety by taking the decision to close this mine due to increased seismic activity. . I again reiterate that safety will always take precedent over production at Harmony.

The highly skilled Bambanani crews will be deployed within Harmony, thereby retaining jobs and skills. I would like to extend my gratitude to all those involved - both past and present - for their contribution to the success of Bambanani over so many years.

Delivering high impact and greener gold through embedded ESG factors

As the world comes to grips with rising inflation, the aftermath of the global Covid-19 pandemic and the ongoing war in Ukraine, it is important to emphasise the vital role we play in maintaining the well-being of those (directly and indirectly) involved with Harmony. Consideration for all aspects of ESG must happen in unison and that is exactly how we think about ESG in Harmony.

Effective capital allocation is about determining what will deliver the most balanced and sustainable outcome for all stakeholders. We are therefore delighted that Phase 1 of our renewable energy programme is underway. To advance our decarbonisation aspirations, we have secured a R1.5 billion green loan linked to sustainable key performance indicators. These funds are ring-fenced and the proceeds of the loan will be for the construction of Phase 2 of our renewable energy rollout. Not only will these initiatives contribute toward our goal of being net carbon-zero by 2045, they will also de-risk our operations and improve margins.

Achieving our annual production guidance

Throughout FY22, we faced multiple hurdles. It was through our phenomenal display of grit and perseverance that we delivered on our strategic pillar of Operational Excellence and achieved our annual total production guidance of between 1 480 000 and 1 560 000 ounces.

In conclusion

The solid platform we have built throughout FY22 has placed Harmony in a strong position to deliver operationally, creating further value for all our stakeholders. Our de-risked and diversified portfolio continues to perform well while the various business improvement initiatives and capital projects have positioned Harmony well for the year ahead.

Thank you to all our shareholders and stakeholders for Harmony supporting us and enabling Harmony to achieve its goals. Harmony is more than just mining. We are in the business of converting resources into value, which extends to our shareholders and, indeed, all our other stakeholders.

We have a duty to keep sustainability at the centre of all strategic decisions. This means delivering meaningful returns to our shareholders while at the same time effecting positive change and maintaining the trust of all of our stakeholders. We have a duty to keep our employees safe while cultivating talent and developing the skills required for the future. We have a duty to extract, preserve and look after the environment, leaving our children a cleaner, healthier planet. All of this can be summarised in the three words we at Harmony use consistently as part of our identity: Mining with Purpose.

Ends.

For more details contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
12 July 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 12, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director